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Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Laura McKenzie

Re:	PureTech Health plc
Schedule TO-I filed May 20, 2024
SEC File No. 005-92234

Ladies and Gentlemen:

On behalf of PureTech Health plc (the “Company”), we hereby submit the Company’s responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Filing Persons dated May 30, 2024 (the “Comment Letter”) with respect to the Schedule TO-I, filed with the Commission on May 20, 2024 (the “Schedule TO”). Concurrently with the filing of this letter, the Company is filing Amendment No. 1 to the Schedule TO through EDGAR.

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comments in italicized text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Circular filed with the Commission on May 20, 2024 as Exhibit (a)(1)(i) to the Schedule TO (the “Circular”). All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Circular, unless otherwise noted.

June 4, 2024

Schedule TO filed May 20, 2024

Notification of interests, page 13

1.

Please expand to summarize the “certain circumstances” under which the articles of association of the Company require Shareholders to notify it of their interests in Ordinary Shares, and to additionally summarize the information that must be provided to the Company under such circumstances.

Response:

In response to the Staff’s comment, the Company notes that the relevant circumstances in which an obligation to notify the Company of their interests in Ordinary Shares may arise are summarized in the subsequent sentence in Section 9.3 of Part III of the Circular. The Company has amended the Schedule TO to further clarify the position in Section 9.3 of Part III of the Circular and explain the relevant notification obligations resulting from the trading of the Ordinary Shares on the London Stock Exchange.

Terms and Conditions of the Tender Offer, page 21

2.

Disclose the existence of any alternative financing plans or arrangements in the event the Company does not have “sufficient profits available for distribution to acquire” the tendered shares. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has amended the Schedule TO to disclose that the Board has determined that the net proceeds from the sale of the Company’s stocks in Karuna to Bristol Myers Squibb, Inc. will be sufficient to pay the Tender Offer consideration and related fees and expenses, and the Company has no need or plans for alternative financing plans or arrangements.

3.

We note that the purchase of tendered shares is conditioned on Jefferies’ satisfaction that “the Company has complied with its obligations, and is not in breach of any of the representations and warranties given by it, under the Option Agreement.” All offer conditions should be expressly described, including such obligations, representations, and warranties. Please revise or advise.

Response: In response to the Staff’s comment, the Company has amended the Schedule TO to expressly state the Company’s obligations, representations and warranties under the Option Agreement.

General

4.

We note your disclosure that the Tender Offer is not being made in any Restricted Jurisdiction and that “the right to tender Ordinary Shares is not being made available in any jurisdiction in the US in which the making of the Tender Offer or the right to tender such Ordinary Shares would not be in compliance with the laws of such jurisdiction.”

June 4, 2024

While the Company need not disseminate offer materials in jurisdictions where it may not legally do so, it must accept tenders from all eligible holders who tender into the offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please revise accordingly.

Response: In response to the Staff’s comment, the Company has amended the Schedule TO to:

•

delete the words “, or the extension of the Tender Offer, in the manner contemplated by this Circular” in the fifth paragraph of the cover page of the Circular and in the definition of “Restricted Jurisdictions” on page 69 of the Circular;

•

amend the information under the heading “NOTICE FOR US SHAREHOLDERS AND ADS HOLDERS” on the cover page of the Circular by deleting the sixth paragraph under the heading in its entirety, which reads as follows: “While the Tender Offer is being made available to Shareholders in the US, the right to tender Ordinary Shares is not being made available in any jurisdiction in the US in which the making of the Tender Offer or the right to tender such Ordinary Shares would not be in compliance with the laws of such jurisdiction.”; and

•	replace the words “in, into or from” with “in or into” in each of paragraphs 5.4, 5.5 and 5.6 on page 34 of the Circular.

Settlement, page 33

5.

We note the disclosure that the Company intends to rely on the Tier II exemption from Rule 14e-1(c) to pay for tendered Shares in accordance with UK law and practice. Revise to clarify what this means in terms of the timing of payment, including for Shareholders outside the UK or those who do not hold through CREST.

Response: In response to the Staff’s comment, the Company notes that the timing for payment to holders of Ordinary Shares will depend upon whether the Ordinary Shares were held in Certificated Form (being those held outside CREST) or Uncertificated Form (being those held within CREST). The process will be the same for the holder of Ordinary Shares whether the holder of Ordinary Shares has an address within the UK or outside the UK.

In response to the Staff’s comment, the Company has amended the Schedule TO to correct the timing of payment to holders who do not hold through CREST in Section 4.1, and to add disclosure to Section 4.1 to clarify that the settlement process for Ordinary Shares held in Certificated Form will apply whether the registered address of the holder of Ordinary Shares is within the UK or outside the UK.

* * * * * * * *

June 4, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or requires additional information concerning the responses contained herein, the Schedule TO, the Circular or related matters, please do not hesitate to call me at (617) 948-6018 or, in my absence, Peter Handrinos at (617) 948-6060.

Sincerely,

/s/ Elisabeth M. Martin
Elisabeth M. Martin of LATHAM & WATKINS LLP

cc:	Peter N. Handrinos, Latham & Watkins LLP
Martin Penn, DLA Piper UK LLP
Charles Sherwood, PureTech Health plc
Robert Lyne, PureTech Health plc

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